April 29, 2024

VIA EDGAR

Mr. Brian McAllister

Ms. Kimberly Calder

Ms. Liz Packebusch

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Proficient Auto Logistics, Inc. Registration Statement on Form S-1 (333-278629) Amendment No. 2

Ladies and Gentlemen:

This letter sets forth the response of Proficient Auto Logistics, Inc. (the “Company”) to Comment No. 24 contained in the letter, dated January 19, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For convenience of reference, the comment contained in the Staff’s letter is reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 2 to the Registration Statement on Form S-1.

24.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances.

Response: The Company has not previously issued any options, warrants or other equity-linked securities The has also not issued any stock-based compensation. All of the Company’s outstanding shares were issued prior to entering into any of the acquisition agreements with the Founding Companies and at a time when the Company’s prospects were highly speculative.

* * * *

We would like to express our appreciation for your prompt attention to the Registration Statement and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (415) 412-7448 or our counsel, Edward S. Best of Mayer Brown LLP (312-701-7100).

Sincerely,

PROFICIENT AUTO LOGISTICS, INC.

By:	/s/ Ross Berner
Name:	Ross Berner
Title:	President

cc:	Edward S. Best, Esq., Mayer Brown LLP